Exhibit 99.2

AFFIMED N.V.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This management’s discussion and analysis is designed to provide you with a narrative explanation of our financial condition and results of operations. We recommend that you read this in conjunction with our unaudited interim condensed consolidated financial statements for the three month periods ended March 31, 2016 and 2015 included as Exhibit 1 to the Report on Form 6-K to which this discussion is included. We also recommend that you read our management’s discussion and analysis and our audited consolidated financial statements for fiscal year 2015, and the notes thereto, which appear in our Annual Report on Form 20-F for the year ended December 31, 2015 (the “Annual Report”) filed with the U.S. Securities and Exchange Commission (the “SEC”).

Unless otherwise indicated or the context otherwise requires, all references to “Affimed” or the “company,” “we,” “our,” “ours,” “us” or similar terms refer to Affimed N.V. and its subsidiaries.

We prepare and report our consolidated financial statements and financial information in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”). None of our financial statements were prepared in accordance with generally accepted accounting principles in the United States. We maintain our books and records in euros. We have made rounding adjustments to some of the figures included in this management’s discussion and analysis. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that precede them. Unless otherwise indicated, all references to currency amounts in this discussions and analysis are in euros.

Overview

We are a clinical-stage biopharmaceutical company focused on discovering and developing highly targeted cancer immunotherapies. Our product candidates are being developed in the field of immuno-oncology, which represents an innovative approach to cancer treatment that seeks to harness the body’s own immune defenses to fight tumor cells. The most potent cells of the human defense arsenal are types of white blood cells called Natural Killer cells, or NK-cells, and T-cells. Our proprietary, next-generation bispecific antibodies, which we call TandAbs because of their tandem antibody structure, are designed to direct and establish a bridge between either NK-cells or T-cells and cancer cells. Our TandAbs have the ability to bring NK-cells or T-cells into proximity and trigger a signal cascade that leads to the destruction of cancer cells. Due to their novel tetravalent architecture (which provides for four binding domains), our TandAbs bind to their targets with high affinity and have half-lives that allow regular intravenous administration. We believe, based on their mechanism of action and the preclinical and clinical data we have generated to date, that our product candidates, alone or in combination, may ultimately improve response rates, clinical outcomes and survival in cancer patients and could eventually become a cornerstone of modern targeted oncology care.

To date, we have financed our operations primarily through our public offerings of our common shares, private placements of equity securities, the incurrence of loans including convertible loans and through government grants and milestone payments for collaborative research and development services. Through May 18, 2016, we have raised an aggregate of €171.2 million through our public offerings as well as private issuances of equity and incurrence of loans. To date, we have not generated any revenues from product sales or royalties. Based on our current plans, we do not expect to generate product sales or royalty revenues unless and until we or any collaboration partner obtain marketing approval for, and commercialize, any of our product candidates.

We have generated losses since we began our drug development operations in 2000. As of March 31, 2016, we had an accumulated deficit of €128.7 million.

We expect to continue incurring losses as we continue our preclinical and clinical development programs, apply for marketing approval for our product candidates and, subject to obtaining regulatory approval for our product candidates, build a marketing and sales team to commercialize our product candidates. Our profitability is dependent upon the successful development, approval, and commercialization of our product candidates and achieving a level of revenues adequate to support our cost structure. We may never achieve profitability, and unless and until we do, we will continue to need to raise additional cash. We intend to fund future operations through additional equity and debt financings, and we may seek additional capital through arrangements with strategic partners or from other sources.

In 2009, we formed AbCheck, our 100% owned, independently run antibody screening platform company, located in the Czech Republic. AbCheck is devoted to the generation and optimization of fully human antibodies. Its technologies include a combined phage and yeast display antibody library and a proprietary algorithm to optimize affinity, stability and manufacturing efficiency. AbCheck also uses a super human library as well as their newly developed mass humanization technology to discover and optimize high-quality human antibodies. In addition to providing candidates for Affimed projects, AbCheck is recognized for its expertise in antibody discovery throughout the United States and Europe and has been working with globally active pharmaceutical companies such as Eli Lilly, Daiichi Sankyo, Pierre Fabre and others.

We have a subsidiary, Affimed Inc., in the U.S. with senior employees in investor relations, business development and corporate strategy, as well as a senior clinical function.

Recent Developments

In January 2016, Affimed strengthened its management team through the addition of Dr. Joerg Windisch as Chief Operating Officer. With his broad expertise in regulatory affairs, quality control and project management and his proven track record in the development and manufacturing of marketed biologics, Dr. Windisch will support the Company’s expanding clinical pipeline. The Company also announced the addition of Dr. Bernhard Ehmer to its Supervisory Board. Dr. Ehmer brings an extensive clinical development track record in biopharmaceuticals from both sides of the Atlantic. These appointments were approved by Affimed’s shareholders at the Extraordinary Shareholder Meeting held on January 21, 2016.

In addition, Dr. Andrew Evens has joined Affimed’s Scientific Advisory Board in January 2016. Dr. Evens is Professor of Medicine at Tufts University School of Medicine and he is Chief of the Division of Hematology/Oncology and Director of the Tufts Cancer Center at Tufts Medical Center in Boston, Massachusetts. He was also named the Chan Soon-Shiong Endowed Scholar in Precision Medicine at Tufts Medical Center.

In January 2016, Affimed entered into a collaboration with Merck to evaluate AFM13 in combination with Merck’s anti PD-1 therapy, KEYTRUDA® (pembrolizumab). Under the terms of the agreement, Affimed will fund and conduct a Phase 1b clinical trial to investigate the combination of KEYTRUDA® with Affimed’s proprietary drug candidate AFM13 for the treatment of patients with relapsed/refractory HL. Merck will supply Affimed with KEYTRUDA® for the clinical trial. The purpose of the study is to establish a dosing regimen for this combination therapy and assess its safety and efficacy. Affimed’s IND application for this trial has recently been accepted by the FDA and is now active. The first sites have been opened and the study is recruiting.

Collaboration and License Agreements

There have been no material changes to our license agreements from those reported in “Management’s Discussion and Analysis of Financial Condition and Results of Operations–License Agreements” in the Annual Report.

Research and Development Expense

We will use our existing liquidity primarily to fund research and development expense. Our research and development expense is highly dependent on the development phases of our research projects and therefore fluctuates highly from period to period. Our research and development expense mainly relates to the following key programs:

•	AFM13. We have initiated a phase 1b study investigating the combination of AFM13 with Merck’s anti PD-1 antibody KEYTRUDA® in patients with relapsed/refractory HL. We are also supporting an investigator-sponsored phase 1b/2a clinical trial of AFM13 in patients with CD30+ lymphoma conducted by Columbia University and we anticipate that our research and development expense will increase substantially in connection with the commencement of these clinical trials. In addition we will incur substantial expenses for the production of AFM13 clinical trial material including the investigation of commercial scale production options. The phase 2a clinical trial of AFM13 in relapsed/refractory Hodgkin Lymphoma, or r/r HL, is ongoing and recruiting.

•	AFM11. The phase 1 clinical trial of AFM11 in patients with non-Hodgkin Lymphoma, or NHL, is ongoing and recruiting with a modified dose regimen. We also are planning to investigate AFM11 in acute lymphocytic leukemia, or ALL and are preparing a phase 1 dose-finding study that is expected to be initiated in the third quarter of 2016. Therefore, we anticipate that our research and development expense for the AFM11 program will increase in subsequent quarters of 2016.

•	Other development programs. Our other research and development expenses relate to our preclinical studies of AFM21/AFM22 and AFM24, our Amphivena collaboration and early stage development / discovery activities. We have allocated a material amount of the proceeds to such discovery activities. The expenses mainly consist of salaries and manufacturing costs for pre-clinical and clinical study material.

•	Infrastructure costs. We incur a significant amount of costs associated with our research and development that are non-project specific, including intellectual property-related expenses, depreciation expenses and facility costs. Because these are less dependent on individual ongoing programs, they are not allocated to specific projects. We assume that facility costs for further laboratory space and IP related expenses may increase over time.

Results of Operations

The financial information shown below was derived from our unaudited interim condensed consolidated financial statements for the three month periods ended March 31, 2015 and 2016. The discussion below should be read along with these financial statements, and it is qualified in its entirety by reference to them.

Comparison of the three months ended March 31, 2015 and 2016

	Three months ended March 31,
	2015	2016
	(unaudited) (in € thousand)
Total Revenue:	2,538	1,936
Other income/(expenses)—net	229	86
Research and development expenses	(2,921)	(7,068)
General and administrative expenses	(1,848)	(2,093)
Operating income/(loss)	(2,002)	(7,139)
Finance income/(costs)—net	518	(1,322)
Income/(loss) before tax	(1,484)	(8,461)
Income taxes	0	(1)
Income/(loss) for the period	(1,484)	(8,462)
Total comprehensive income/(loss)	(1,484)	(8,462)
Earnings/(loss) per common share in € per share (undiluted)	(0.06)	(0,25)
Earnings/(loss) per common share in € per share (diluted)	(0.06)	(0,25)

Revenue

Revenue decreased by 24% from €2.5 million in the three months ended March 31, 2015 to €1.9 million for the three months ended March 31, 2016. Revenue in the three months ended March 31, 2015 included primarily revenue from milestones achieved under the Amphivena collaboration, while revenue in the three months ended March 31, 2016 primarily related to prepaid amounts that were recognized as services revenue when services were performed over time under the Amphivena agreement as well as revenue generated by AbCheck. No revenue was realized under the LLS collaboration in the three months ended March 31, 2015 or 2016.

Research and development expenses

	Three months ended March 31,
R&D Expenses by Project	2015	2016	Change %
	(unaudited) (in € thousand)
Project
AFM13	1,266	2,570	103%
AFM11	301	315	5%
Other projects and infrastructure cost	1,262	3,809	202%
Share-based payment expense	92	374	307%
Total	2,921	7,068	142%

Research and development expenses amounted to €7.1 million in the three months ended March 31, 2016 compared to research and development expenses of €2.9 million in the three months ended March 31, 2015. The variances in project-related expenses between the three months ended March 31, 2015 and the corresponding period in 2016 are mainly due to the following projects:

•	AFM13. In the three months ended March 31, 2016 we incurred significantly higher expenses (+103%) than in the three months ended March 31, 2015. The expenses in the three months ended March 31, 2016 related predominantly to the ongoing conduct of the phase 2a study and our ongoing manufacturing activities for clinical trial material including material for our planned additional clinical trials with AFM13, as well as to the preparation of the phase 1b combination trial of AFM13 with Merck’s anti PD-1 antibody KEYTRUDA® in patients with r/r HL. In the three months ended March 31, 2015, the costs were primarily related to the preparation of the phase 2a trial and the production of clinical trial material.

•

AFM11. In the three months ended March 31, 2016, research and development expenses were nearly unchanged compared to the three months ended March 31, 2015. The expenses in the three months ended March 31, 2016 related to the ongoing phase 1 clinical study and the preparation of a phase 1 dose-finding study in ALL, whereas expenses in the three months ended March 31, 2015 primarily related to the ongoing Phase 1 clinical study.

•

Other projects and infrastructure cost. In the three months ended March 31, 2016, expenses were significantly higher (+202%) than in the three months ended March 31, 2015 primarily due to higher expenses incurred in relation to our discovery/early stage development activities including manufacturing costs for pre-clinical and clinical study material and preclinical activities for AFM21/AFM22 and AFM24. We also incurred a higher amount of costs associated with our research and development that are non-project specific, including intellectual property-related expenses, depreciation expenses and facility costs. Because these are less dependent on individual ongoing programs, they are not allocated to specific projects.

General and administrative expenses

General and administrative expenses amounted to €2.1 million in the three months ended March 31, 2016 compared to €1.8 million in the three months ended March 31, 2015. The increase is mainly due to higher expenses for share-based payments. The General and administrative expenses include those expenses that we incur as a result of operating as a public company.

Finance income / (costs)-net

Finance costs for the three months ended March 31, 2016 totaled €1.3 million, compared to finance income of €0.5 million for the three months ended March 31, 2015. The finance costs in the three months ended March 31, 2016 primarily included €1.1 million of exchange losses, whereas in the comparative period exchange gains of €0.7 million were recognized.

Liquidity and Capital Resources

Since inception, we have incurred significant operating losses. To date, we have not generated any product sale revenue. We have financed our operations primarily through our public offerings of our common shares, private placements of equity securities and loans, grants and revenues from collaboration partners.

Cash flows

The table below summarizes our consolidated statement of cash flows for the three months ended March 31, 2015 and 2016:

	Three months ended March 31,
	2015	2016
	(unaudited) (in € thousand)
Net cash used in operating activities	(3,924)	(8,515)
Net cash used for investing activities	(37)	(18,251)
Net cash generated from financing activities	0	0
Net changes to cash and cash equivalents	(3,961)	(26,766)
Cash and cash equivalents at the beginning of the period	39,725	76,740
Exchange rate related changes of cash and cash equivalents	1,269	(793)
Cash and cash equivalents at the end of the period	37,033	49,181

Net cash used in operating activities of €8.5 million in the three months ended March 31, 2016 is significantly higher than net cash used in operating activities in the three months ended March 31, 2015 (€3.9 million) due to higher cash expenditure for research and development efforts. Net cash used for investing activities in the three months ended March 31, 2016 includes investments in certificates of deposit with terms of more than three months totaling €18.1 million.

Cash and Funding Sources

Our cash and cash equivalents as of March 31, 2016 were €49.2 million, and we had certificates of deposit of €17.6 million due within nine months or less. Accordingly, our liquidity amounted to €66.8 million. Funding sources generally comprise proceeds from the issuance of equity instruments, revenues from collaboration agreements, loans and government grants.

Funding Requirements

We expect that we will require additional funding to complete the development of our product candidates and to continue to advance the development of our other product candidates. If we receive regulatory approval for AFM13, AFM11, AFM21/AFM22 or AFM24, and if we choose not to grant any licenses to partners, we expect to incur significant commercialization expenses related to product manufacturing, sales, marketing and distribution, depending on where we choose to commercialize. We also expect to incur additional costs associated with operating as a public company. Additional funds may not be available on a timely basis, on favorable terms, or at all, and such funds, if raised, may not be sufficient to enable us to continue to implement our long-term business strategy. If we are not able to raise capital when needed, we could be forced to delay, reduce or eliminate our product development programs or commercialization efforts.

We believe that our existing liquidity will enable us to fund our operating expenses and capital expenditure requirements until the first quarter of 2018. We have based this estimate on assumptions that may prove to be incorrect, and we could use our capital resources sooner than we currently expect. Our future funding requirements will depend on many factors, including but not limited to:

•	the scope, rate of progress, results and cost of our clinical trials, nonclinical testing, and other related activities;

•	the cost of manufacturing clinical supplies, and establishing commercial supplies, of our product candidates and any products that we may develop;

•	the number and characteristics of product candidates that we pursue;

•	the cost, timing, and outcomes of regulatory approvals;

•	the cost and timing of establishing sales, marketing, and distribution capabilities; and

•	the terms and timing of any collaborative, licensing, and other arrangements that we may establish, including any required milestone and royalty payments thereunder.

To address our financing needs, we may raise additional capital through the sale of equity or convertible debt securities. In such an event, your ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a holder of our common shares. In this context we are also considering the restructuring of our existing debt financing with Perceptive or entering into new or additional debt financing agreements to address our funding needs, including to extend our cash reach.

For more information as to the risks associated with our future funding needs, see “Risk Factors” in the Annual Report.

Contractual Obligations and Commitments

As of the date of this discussion and analysis there are no material changes to our contractual obligations from those reported in “Management’s Discussion and Analysis of Financial Condition and Results of Operations–Contractual Obligations and Commitments” in the Annual Report.

Off-balance Sheet Arrangements

As of the date of this discussion and analysis, we do not have any, and during the periods presented we did not have any, off-balance sheet arrangements other than operating leases as described under “Item 5. Operating and Financial Review and Prospects—F. Tabular disclosure of contractual obligations” in the Annual Report.

Quantitative and Qualitative Disclosures About Market Risk

During the three months ended March 31, 2016, there were no significant changes to our quantitative and qualitative disclosures about market risk from those reported in “Management’s Discussion and Analysis of Financial Condition and Results of Operations–Quantitative and Qualitative Disclosures About Market Risk” in the Annual Report.

Critical Judgments and Accounting Estimates

There have been no material changes to the significant accounting policies and estimates described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Critical Judgments and Accounting Estimates” in the Annual Report.

Recent Accounting Pronouncements

The Company has not yet determined the impact of IFRS 9 (Financial Instruments), IFRS 15 (Revenue from Contracts with Customers) and IFRS 16 (Leases) which have been issued by the IASB but not yet adopted on our financial statements.

JOBS Act Exemption

On April 5, 2012, the JOBS Act was signed into law. The JOBS Act contains provisions that, among other things, reduce certain reporting requirements for an “emerging growth company.” As an emerging growth company, we are not required to provide an auditor attestation report on our system of internal controls over financial reporting. This exemption will apply for a period of five years following the completion of our initial public offering (through 2019) or until we no longer meet the requirements of being an “emerging growth company,” whichever is earlier. We would cease to be an emerging growth company if we have more than $1.0 billion in annual revenue, have more than $700 million in market value of our common shares held by non-affiliates or issue more than $1.0 billion of non-convertible debt over a three-year period.

Cautionary Statement Regarding Forward Looking Statements

Forward-looking statements appear in a number of places in this discussion and analysis and include, but are not limited to, statements regarding our intent, belief or current expectations. Many of the forward-looking statements contained in this discussion and analysis can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to of various factors, including, but not limited to, those identified under the section entitled “Risk Factors” in the Annual Report. These risks and uncertainties include factors relating to:

•	our operation as a development stage company with limited operating history and a history of operating losses; as of March 31, 2016, our accumulated deficit was €128.7 million;

•	the chance our clinical trials may be delayed or not be successful and clinical results may not reflect results seen in previously conducted preclinical studies and clinical trials;

•	our reliance on sponsors of, and clinical investigators in, trials of our product candidates, contract manufacturers and contract research organizations over which we have limited control;

•	our lack of adequate funding to complete development of our product candidates and the risk we may be unable to access additional capital on reasonable terms or at all to complete development and begin commercialization of our product candidates;

•	our dependence on the success of AFM13 and AFM11, which are still in clinical development and may eventually prove to be unsuccessful;

•	uncertainty surrounding whether the clinical development steps up to commercialization will gain regulatory approval;

•	the outcome of any, or any discussions we may enter regarding, acquisitions, dispositions, partnerships, license transactions or changes to our capital structure, including future securities offerings;

•	the chance that we may become exposed to costly and damaging liability claims resulting from the testing of our product candidates in the clinic or in the commercial stage;

•	if our product candidates obtain regulatory approval, our being subject to expensive ongoing obligations and continued regulatory overview;

•	enacted and future legislation that may increase the difficulty and cost for us to obtain marketing approval and commercialization;

•	the chance that our products may not gain market acceptance, in which case we may not be able to generate product revenues;

•	our reliance on our current strategic relationships with the DKFZ, Xoma, LLS, Amphivena and Amphivena’s other investors and partners, including MPM Capital, Aeris Capital and Janssen, Merck, and the potential failure to enter into new strategic relationships;

•	our reliance on third parties to conduct our nonclinical and clinical trials and on third-party single-source suppliers to supply or produce our product candidates;

•	our ability to scale-up manufacturing processes of our product candidates and also to reduce the cost of manufacturing our product candidates in advance of any commercialization;

•	our future growth and ability to compete, which depends on our retaining key personnel and recruiting additional qualified personnel; and

•	other risk factors discussed under “Risk factors” in the Annual Report.

Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.